
07006737


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2007
WASH, D.C.
203
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEB CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 SOUTH MAIN STREET
(No. and Street)

GREAT BARRINGTON (City) MA (State) 01230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT TEPPER (413) 528-8180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KONIGSBERG, WOLF & CO., P.C.
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KG 4/6

AB 4/10

OATH OR AFFIRMATION

I, ROBERT TEPPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEB CORPORATION, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Massachusetts
Berkshire County

[Signature]
Signature

PRESIDENT
Title

[Signature]
Notary Public

Commonwealth of Massachusetts - County Of Berkshire
On this 28 day of February, 2007
before me, The undersigned Notary Public, personally appeared Robert Tepper
and proved to me through satisfactory evidence of identity, which were known to me
to be the person whose name was signed on the preceding or attached document in my presence and who swore or confirmed to me the contents of the document are truthful and accurate to the best of of his / her knowledge and belief.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEB CORPORATION

TABLE OF CONTENTS



Konigsberg

Konigsberg Wolf & Co., P.C.
Certified Public Accountants
440 Park Avenue South
New York, NY 10016
Tel: 212 685 7215
Fax: 212 685 7277
www.konigsbergcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
AEB Corporation

We have audited the accompanying statement of financial condition of AEB Corporation as of December 31, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform to audit the obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEB Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Konigsberg, Wolf & Co., P.C.
New York, New York
February 7, 2007

AEB CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 770,118
Securities owned, at market	126,357
Equipment - net of accumulated depreciation	4,232
Other assets	15,636
Total assets	$ 916,343

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses and taxes payable	$ 32,328
Stockholders' equity:	
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	249,000
Retained earnings	634,015
	884,015
Total liabilities and stockholders' equity	$ 916,343

See accompanying notes to financial statements

AEB CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 106,981
Principal transactions	192,419
Interest and dividends	26,570
Consulting fees	212,259
Total revenues	538,229
Expenses:	
Employee compensation and benefits	355,310
Management fee	120,000
Floor brokerage, exchange and clearance fees	38,775
Communications and data processing	52,237
Occupancy	35,224
Other expenses	51,183
Total expenses	652,729
Loss before income taxes	(114,500)
Income taxes - state and local	3,271
Net loss	$ (117,771)

See accompanying notes to financial statements

AEB CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance - beginning of year	1,000	$ 1,000	$ 249,000	$ 751,786
Net loss	-	-	-	(117,771)
Balance - end of year	1,000	$ 1,000	$ 249,000	$ 634,015

See accompanying notes to financial statements

AEB CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net loss		$ (117,771)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 996	
(Increase) decrease in assets:		
Receivables from clearing brokers	12,111	
Securities owned, at market	108,365	
Prepaid and refundable taxes	15,000	
Other assets	10,397	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	8,706	
Total adjustments		155,575
Net cash provided by operating activities		37,804
Cash flows from investing activities:		
Purchase of equipment	(2,348)	
Net cash used in investing activities		(2,348)
Net increase in cash and cash equivalents		35,456
Cash - beginning of year and cash equivalents		734,662
Cash - end of year		$ 770,118
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest		$ -
Income taxes		$ 1,300

See accompanying notes to financial statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

AEB Corporation (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company primarily earns commissions from, and trades in securities.

Cash Equivalents:

Investments in money market funds are considered cash equivalents.

Securities Owned:

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Office Equipment:

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the declining-balance method over 5-7 years.

Securities Transactions:

Securities transactions and related income and expenses are recorded on a trade-date basis.

Income Taxes:

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SECURITIES OWNED

Securities owned consist of corporate equity securities at market value as follows:

Corporate equities	$ 126,357

NOTE 3 - INCOME TAXES

Based on the Company's recent history of recurring operating losses, it appears more than likely that the Company will not realize the benefit of deferred tax assets arising from the current year's net operating loss. The deferred tax asset arising from the current year's net operating loss is approximately $40,000. A valuation allowance was considered necessary for the full amount of the current year deferred tax asset.

Taxes currently payable consist of Massachusetts, New York State and City corporation taxes based on the Company's net capital.

Current:	
State	$ 2,800
City	300
	$ 3,100

NOTE 4 - COMMITMENT

The Corporation is obligated under a non-cancellable lease for its former office space in New York City expiring November 30, 2007. The aggregate annual rental including electrical inclusion, subject to escalations follows:

Year ended December 31,	
2007	$ 49,625

The Company received $35,289 in income from subletting the New York office space during the year 2006 and is included as a reduction of rent expense. The Company rents its Great Barrington, Massachusetts office on a month-to-month basis at $750 per month.

NOTE 5 - RELATED PARTY TRANSACTIONS

During 1999, the Company entered into a management fee agreement with Pavonia International Corporation (A West Indies Corporation), a related party, for management direction and advice with respect to financial, administrative and marketing matters. For the year ended December 31, 2006, the fee was $120,000.

During the year ended December 31, 2005, the Company relocated its office from New York City to Great Barrington, Massachusetts. The Company rents its current office space on a month-to-month basis from an individual who is related to the Company's chief executive officer. The amount of the monthly rent is $750.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $729,429, which was approximately $629,429 in excess of its minimum requirement of $100,000.

NOTE 7 - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 8 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker (Pershing, LLC) on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from clearing broker and the deposit with clearing broker are pursuant to this clearance agreement.

The Company maintains cash balances in one financial institution which is insured under the Federal Deposit Insurance Corporation up to $100,000. The Company also maintains cash balances at Pershing, LLC, an affiliate of Bank of New York, which are not insured under FDIC limits.

AEB CORPORATION
SUPPLEMENTAL SCHEDULES
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Stockholders' equity		$ 884,015
Less: Non-allowable assets		
Other assets		6,933
Equipment - net of accumulated depreciation		4,232
		11,165
Net capital before haircuts		872,850
Haircuts		143,421
Net capital		$ 729,429
Aggregate indebtedness		$ 32,328
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 2,156
Minimum net capital required (Under Sec. Rule 15c3-1)		$ 100,000
Excess net capital ($729,429 - $100,000)		$ 629,429
Percentage of aggregate indebtedness to net capital	$ 32,328	
	$ 729,429	
		4%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, filings as of December 31, 2006.



Konigsberg

Konigsberg Wolf & Co., P.C.
Certified Public Accountants
440 Park Avenue South
New York, NY 10016
Tel: 212 685 7215
Fax: 212 685 7277
www.konigsbergcpa.com

Board of Directors
AEB Corporation
Great Barrington, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedule of AEB Corporation (the "Company") as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued.........



Konigsberg

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of AEB Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Konigsberg, Wolf & Co., P.C.

New York, New York
February 7, 2007

END